UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2019

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             ☒           Form 40-F             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The exhibits attached to this Report on Form 6-K shall be incorporated by reference in Westpac Banking Corporation’s (the “Registrant”) Registration Statement on Form F-3 (File No. 228294).

Index to Exhibits

Exhibit
No.	Description

1.1

Underwriting Agreement, dated as of July 16, 2019, by and among the Registrant, BofA Securities, Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Westpac Banking Corporation relating to the Registrant’s US$1,250,000,000 4.110% Subordinated Notes due 2034 (the “2034 Securities”).

1.2

Underwriting Agreement, dated as of July 16, 2019, by and among the Registrant, BofA Securities, Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Westpac Banking Corporation relating to the Registrant’s US$1,000,000,000 4.421% Subordinated Notes due 2039 (the “2039 Securities”).

4.1	First Supplemental Indenture (including the form of the 2034 Securities), dated as of July 24, 2019, between the Registrant and The Bank of New York Mellon, as trustee.

4.2	Second Supplemental Indenture (including the form of the 2039 Securities), dated as of July 24, 2019, between the Registrant and The Bank of New York Mellon, as trustee.

5.1	Opinion of Debevoise & Plimpton LLP relating to the 2034 Securities.

5.2	Opinion of Debevoise & Plimpton LLP relating to the 2039 Securities.

5.3	Opinion of King & Wood Mallesons relating to the 2034 Securities.

5.4	Opinion of King & Wood Mallesons LLP relating to the 2039 Securities.

23.1	Consent of Debevoise & Plimpton LLP relating to the 2034 Securities (contained in Exhibit 5.1).

23.2	Consent of Debevoise & Plimpton LLP relating to the 2039 Securities (contained in Exhibit 5.2).

23.3	Consent of King & Wood Mallesons LLP relating to the 2034 Securities (contained in Exhibit 5.3).

23.4	Consent of King & Wood Mallesons LLP relating to the 2039 Securities (contained in Exhibit 5.4).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: July 24, 2019	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Senior Lawyer